Citypoint 1 Ropemaker Street London EC2Y 9AW England Tel: +44 (0) 20 3580 4700 Fax: +44 (0) 20 3580 4800

June 9, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington D.C. 20549

Attn:	Sonia Bednarowski
John Dana Brown
Ben Phippen
John Spitz

Re:	Fidelis Insurance Holdings Limited
Amendment No. 1 to the Registration Statement on Form F-1
Filed May 3, 2023
File No. 333-271270

Ladies and Gentlemen:

On behalf of Fidelis Insurance Holdings Limited (“FIHL” or the “Company”), we are submitting this letter and the following information in response to the letter, dated May 16, 2023, received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No.1 to the Registration Statement on Form F-1 (the “Registration Statement”) filed with the Commission on May 3, 2023. The Company is also filing via EDGAR, Amendment No. 2 to the Registration Statement (the “Amendment No. 2”).

Except for the page references contained in the comments of the Staff, references to page numbers below pertain to the page numbers in the Amendment No. 2. Capitalized terms used herein without definition have the meanings ascribed to them in the Amendment No. 2.

Summary

The Separation Transactions

Post-IPO Structure, page 100

1.

Comment: Refer to your response to comment 12 in our October 26, 2022 letter. Please revise to disclose the percentage of ownership and voting power of MGU HoldCo, the Founders, the Institutional Investors, the public shareholders, and management in the charts on pages 100 and 162.

BRUSSELS CHICAGO FRANKFURT HOUSTON LONDON LOS ANGELES MILAN

NEW YORK PALO ALTO PARIS ROME SAN FRANCISCO WASHINGTON

Willkie Farr & Gallagher (UK) LLP is a limited liability partnership formed under the laws of the State of Delaware, USA and is authorised and regulated by the Solicitors Regulation Authority with registration number 565650.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 22, 100, 101 and 177 by deleting placeholders for the percentage holdings in the charts and including an explanatory footnote referring the reader to the “Principal and Selling Shareholders” section of the Registration Statement. The Company respectfully submits that the “Principal and Selling Shareholders” section sets out the current ownership of the Company by MGU HoldCo, the Founders, other Institutional Investors, management and others and will set out the ownership of the Company following the consummation of the offering in the prospects to be filed by the Company pursuant to Rule 424(b).

Please do not hesitate to call Joseph Ferraro at 011-44 203 580 4707 or Jennifer Tait at 011 -44 203 580 4729 with any questions or comments.

Very truly yours,

/s/ Joseph Ferraro

Joseph Ferraro

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